EXHIBIT 16.1

August 13, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated August 7, 2018, of The Davey Tree Expert Company, and are in agreement with the statements contained in the first sentence of paragraph 1 of Item 4.01(a) and paragraphs 2, 3, 4, and 5 of Item 4.01(a) therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the second paragraph contained in Item 4.01(a) therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2016 financial statements.

We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP